November 30, 2016

FILED ON EDGAR

Lisa M. Kohl

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: EliteSoft Global Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 8, 2016

File No. 333-213189

Dear Ms. Kohl:

This letter is in response to your November 18, 2016 comment letter to Eugene Wong, Chief Executive Officer and President for EliteSoft Global, Inc. (the “Company”). The Company’s legal counsel, Anthony R. Paesano of Paesano Akkashian Apkarian, P.C., has been copied in on this correspondence, so feel free to contact him with any questions, and of course, please feel free to continue to correspond directly with me.

General

1.	We note your response to comment 1. However, we also note that on page 37 you state that the Selling Shareholders may sell their shares at the prevailing market price should a market develop. Please revise your filing to disclose that all offers and sales will be made at a fixed price for the duration of the offering. Additionally, please revise the language on the prospectus cover page that the Selling Shareholders “intend” to sell their respective shares for a fixed price to state that they are required to sell their shares at a fixed price.

Response: The Company revised page 37 as follows: “Once the registration statement of which this Prospectus is part becomes effective with the SEC, and once a public market develops, the Selling Stockholders may sell the Shares indicated above in public transactions or otherwise, on the Over-the-Counter Bulletin Board (or such other public market as may develop) or in privately negotiated transactions.  All sales made pursuant to this registration statement will be made at the fixed price of $0.10.  The Selling Stockholders act independently of one another in making a determination to sell the Shares owned by them and they do not act as or form a group for purposes of their ownership or disposition of the Shares offered hereunder.  There is no guarantee that a public market in the Common Stock will develop in the foreseeable future or ever.”

Prospectus Summary and Risk Factors, page 5

2.	We note your response to comment 4. Please include in the prospectus summary a brief overview of the key terms of the offering. Please refer to the Instruction to Item 503(a) of Regulation S-K. For example, please include the amount of securities offered, the price of such securities, and the fact that you will not receive proceeds from the offering, similar to the disclosure included under “The Offering” heading on page 37.

Response: The Company revised the prospectus summary to include the following language: “In the present offering, the Company is registering 12,000,000 shares of common stock at a price of $0.10 per share. The securities registered are owned by the Selling Shareholders identified herein, and as such, the Company will not receive proceeds from this offering. The maximum number of shares of common stock that can be sold pursuant to the terms of this offering is 12,000,000. The offering will terminate twelve (12) months from the date of this Prospectus unless earlier fully subscribed or terminated by the Company.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

3.	We note your disclosure in the fourth paragraph of this section that your international revenues were 100% of total revenues in 2015. We also note your statements that “you expect this to increase over time” and that you “maintain steady growth domestically.” Please revise these statements to consistently describe the percentage of your revenues attributable to your international operations.

Response: The Company revised page 17 to remove the following language: “While we maintain steady growth domestically, the international side of our business may be a larger component.”

4.	Please enhance your disclosure to discuss and quantify the factors that are attributable to the changes in cost of revenue from period to period. Include, among other things, a discussion of the costs associated with payments to third parties related to performance of your material contracts.

Response: The Company added the following disclosure to address the changes in cost of revenue: “Due to the Company’s lean structure and limited human resources, there may be changes in cost of revenue from period to period. For example, web content development and auto tracking systems for CRM were outsourced to third party vendors. This resulted in substantial payments to third party vendors for the performance of the Company’s material contracts.”

Results of Operations for the three and six months ended June 30, 2016 and 2015, page 17

5.	In your discussions of revenue you refer to the agreement with Ashita “as disclosed above.” Please revise to reference the disclosure of the agreement with Ashita in Corporate History on page 33 and in ESG Primary Services on page 34.

Response: The Company revised page 17 to specifically identify the Ashita agreement in the Corporate History and in the ESG Primary Services as follows: “The increase in revenue is primarily a result of collection of 30% of the amount due to the Company under the agreement with Ashita. Information regarding the Company’s agreement with Ashita is described in detail below under the Corporate History and ESG Primary Services headings, and is incorporated herein by reference. The agreement with Ashita has since been terminated and the loss of revenue from this contract may have a material adverse effect on the Company’s business.”

Liquidity and Capital Resources, page 19

6.	We note your statement in this section that “[t]he Selling Shareholders are seeking registration of their respective shares in order to increase capital for the Company, and believe that this internal source of liquidity could be a means to capitalize the business objectives of the Company.” However, it does not appear that you will receive any proceeds from the sale of shares registered in this offering. Please revise.

Response: The Company will not receive any proceeds from the sale of shares registered in this offering directly. This sentence was meant to be read in unison with the prior sentence that indicated the Company has director and officer funded. In order to resolve any confusion, the Company amended this section by removing the sentence identified above in order to maintain consistency throughout the registration statement.

Certain Relationships and Related Transactions, page 29

7.	Please update this section to speak as of a recent practicable date. In this regard, we note the disclosure in your Form 10-Q for the fiscal period ended September 30, 2016 that you have incurred costs of $413,952 under the service contract with EliteSoft Asia.

Response: The Company updated this section to incorporate the information disclosed in its Form 10-Q.

8.	We note your response to comment 7 that “[m]ajor contracts have been outsourced to third party vendors,” and that “[i]n the event one of these vendors terminates its relationship with the Company, the Company could be at risk of not fully performing its contractual obligation to its customers.” In this regard, please revise the discussion of your contracts under this heading to disclose your reliance on third party vendors, including a discussion of your role, if any, in performing these contracts. Please also revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations to include a discussion of whether and to what extent the results of your operations are attributable to third party vendors.

Response: The Company has revised this section as follows: “The Company has limited resources to dedicate exclusively to research and development. The Company has spent less than $5,000 on internal research and development activities. Major contracts have been outsourced to third-party vendors, including OD Alliance and EliteSoft Asia, a related party and affiliate of the Company. These vendors provide the Company with necessary consultancy, technical knowledge and content for our contracts. As a result, the Company relies on the third-party vendors in performing its contracts. Mr. Cornelius Ee, the Company’s Vice President of Information Technology, is instrumental in coordinating with and supervising third-party vendors in order to complete work in a timely manner in order to comply with the Company’s contractual obligations. In the event one of our third-party vendors terminates its relationship with the Company, the Company may be at risk of not fully performing its contractual obligations to its customers. All amounts paid to third-party vendors are accounted for in our financials.”

The Company has also added the following disclosure to its Management’s Discussion and Analysis of Financial Conduction and Results of Operations section: “A factor in the Company’s ability to comply with its contractual obligations is the performance of third-party vendors. Mr. Cornelius Ee, the Company’s Vice President of Information Technology, is instrumental in coordinating with and supervising third-party vendors in order to complete work in a timely manner in order to comply with the Company’s contractual obligations.”

9.	Consistent with your disclosure on page 34, please revise your disclosure regarding the agreement with Ashita Communication to indicate that you have completed your obligations under the agreement.

Response: The Company has made the necessary clarifications through its registration statement to reflect the completing of the Ashita agreement.

Customers, Distribution and Marketing Customers, page 34

10.	We note your response to comment 6, and that you have filed the contract with Ashita as an exhibit to your response letter. Please file the contract and all other exhibits as exhibits to the amended filing, rather than your response letter. Please refer to Item 601(a) of Regulation S-K. Please also revise the description of your contract with Ashita in your Management’s Discussion and Analysis section to disclose that the contract has been terminated and the loss of revenue from this contract may have a material adverse effect on your business.

Response: The Company will file the identified documents as exhibits to its second amendment to Form S-1. Additionally, please refer to the Company’s response to Comment No. 5 regarding the additional disclosures regarding the termination of the Ashita contract.

Financial Statements, page F-1

11.	Please update your financials in accordance with Rule 3-12 of Regulation S-X.

Response: The Company has updated its financials. Please also see response to Comment 12.

Condensed Statements of Operations, page F-2

12.	We note your response to comment 25. We do not believe that ASC 610-10 applies to the reversal of stock based compensation recognized in accordance with ASC 505. The guidance in ASC 505 does not specifically address the manner in which the fair value of an equity instrument granted to a non-employee other than to require that an asset, expense, or sales discount be recognized (or previous recognition reversed) in the same manner as if the grantor had paid cash for the services instead of paying with equity instruments. Since the fair value of the award was charged to consulting expense in fiscal 2015, it appears that the reversal of such stock-based compensation in fiscal 2016 should be credited to consulting expense in accordance with ASC 505-50-25-4. Please revise.

Response: The Company has included the requested revisions in its updated financials. Additionally, the Company will file amendments to its Form 10-Q for the quarters ending on June 30, 2016 and September 30, 2016.

Related Party Transactions, page F-10

13.	We note your response to comment 27. Please file the note agreement as an exhibit to the registration statement. In addition, please tell us when you expect to finalize the conversion terms and rights.

Response: The Company will file the note as an exhibit to the registration statement. There is no set timeline for the finalization of the conversion, and as a result, the Company cannot provide a definitive answer to this inquiry. However, to the Company’s knowledge, there is no immediate intent of the stockholder to demand conversion into restricted common stock.

Stockholders’ Equity Common Stock, page F-20

14.	We note your response to comment 28. As previously requested, please tell us and disclose how you accounted for the change in control transaction and the basis in GAAP for your accounting. In addition, please revise your disclosure here and/or on page 33 and elsewhere so that the date of the transaction and names of the entities are consistent.

Response: The Share Purchase Agreement (“SPA”) that closed on February 27, 2015 was a private sale between Richard Chiang and EliteSoft Asia Sdn Bhd.  Pursuant to the SPA, Richard Chiang sold 10,000,000 shares representing 100% of the outstanding shares of the Company to EliteSoft Asia Sdn Bhd.  The Company did not acquire any assets and was not a party to this transaction.  The Company also did not issue any securities related to this transaction and as a result, the structure of the Company did not change following the closing of the SPA, other than a change in ownership of the existing outstanding shares.  Accordingly, there was no accounting implications to the Company under GAAP for this transaction.  The Company has reviewed the language identified and determined that this language was inadvertently added.  As a result, the Company has revised this language, as well as the language on page 33, and removed the discussion of “change in control” procedures.

Signatures, page 48

15.	We note your response to comment 31. Please revise the signature page to conform to the signature page in Form S-1 and comply with Instructions 1 and 2 thereof.

Response: The Company has revised the signature block and replaced “Exchange Act” language with the “Securities Act of 1933.”

Form 10-Q for the Quarterly Period Ended September 30, 2016

Part I – Financial Information

Item1. Condensed Unaudited Financial Statements

Income Taxes, page 15

16.	The effective tax rate disclosed in the second paragraph for the three months ended September 30, 2016 is incorrect. Please revise.

Response: The Company has revised its tax rate has been updated to 15%. Please also see response to Comment No. 12.

Item 4. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 22

17.	Please revise to refer to the quarter ended September 30, 2016 rather than the quarter ended June 30, 2016.

Response: The Company has revised this section to refer to the quarter ended September 30, 2016 rather than the quarter ended June 30, 2016

Thank you for your continued cooperation. In the event you have any further comments in light of these responses, please contact me to discuss.

Very truly yours,

ELITESOFT GLOBAL, INC.

/s/Eugene Wong

Eugene Wong

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